Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated June 13, 2013

JPMorgan Alerian MLP Index ETNs

OVERVIEW
JPMorgan Alerian MLP Index Exchange Traded Notes ([]ETNs[]) provide access to midstream energy MLPs. The ETNs pay a variable quarterly coupon linked to the cash distributions paid on the MLPs in the index, less accrued tracking fees 1.
 Investors can trade the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or upon early repurchase 2, based on the performance of the index. The ETNs are unsecured and unsubordinated obligations of JPMorgan Chase and Co.

MAXIMUM ISSUANCE LIMITATION
The ETNs are subject to a maximum issuance limitation of 129,000,000 number of
 ETNs, which may cause the ETNs to trade at a premium in relation to their IIV
 (defined below). Investors that pay a premium for the ETNs could incur significant losses if that investor sells its ETNs at a time when some or all of the premium is no longer present. JPMorgan Chase and Co. issued the remaining
 11,050,000 ETNs authorized for issuance on June 19, 2012.

Sources: Bloomberg, JPMorgan. Calculated as of June 12, 2013. []REITs ETF[],
 []Utilities ETF[], and []Bond ETF[] refer to the iShares Dow Jones U. S. Real
 Estate Index Fund, the Utilities Select Sector SPDR Fund, and the iShares
 Barclays Aggregate Bond Fund, respectively. The current yield equals the most recent dividend or coupon, with ex -dividend data on or before the date shown above, annualized and divided by the closing price of the investment on the date shown above. Yields shown are not indicative of ETN coupons, if any.

Index Total Returns (%), Standard Deviations (%), and Correlation

ETN Details
Ticker                                   AMJ
Intraday Indicative Value Ticker         AMJ. IV 3
Index                                    Alerian MLP Index (AMZ)
Current Yield                            4.68%4
Market Capitalization                    $5,815,205,0005
Current Maximum Market Capitalization    $5,930,130,0006
Primary Exchange                         NYSE Arca
Tracking Fee                             0.85% per annum
Maturity Date                            May 24, 2024
CUSIP                                    46625H365

                                                                         3 Year
 Return  Standard Deviation
                                         3 Month Return  1 Year Return
                                 Correlation

 Annualized      Annualized
Alerian MLP Index                        2.92%           28.75%          20.91%
         14.96%                  1.00
SandP 500 Index                            5.28%           25.60%          16.66%
         17.40%                  0.63
SandP 500 Utilities Index                  0.18%           6.62%           13.62%
         13.18%                  0.52
SandP GSCI Index                           -3.84%          6.97%           5.32%
         19.04%                  0.46
SandP/BGCantor U. S. Treasury Bond Index   -0.28%          -0.32%          3.18%
         3.29%                   -0.30
Dow Jones US REIT Index                  -1.68%          13.48%          14.48%
         21.31%                  0.60

Sources: Reuters, JPMorgan. Calculated as of June 12, 2013. The standard deviation and correlation are based on monthly returns over the past 3 years.
 The returns, standard deviations and correlations are provided for informational purposes only. Correlation refers to correlation of the relevant index to the Alerian MLP Index. The returns are total returns which reflect the performance of each index including dividends. Historical performance of the
 Index is not indicative of future performance of the Index or the ETNs. There is no guarantee that the Index or the ETNs will outperform any investment strategy.
1. The "Accrued Tracking Fee" for a given coupon period, as more fully described in the relevant pricing supplement, represents an amount equal to the Tracking
 Fee of 0.85% per annum accrued for that coupon period multiplied by the Current
 Indicative Value on the Index Business Day prior to the date of determination, plus the aggregate amounts, if any, by which the previous Accrued Tracking Fees have exceeded the cash distributions, if any, made by the underlying MLPs.
2. Investors may request on a weekly basis that the Issuer repurchase a minimum of 50,000 notes prior to the maturity date, subject to the procedures described in the relevant pricing supplement. Early repurchases will be subject to a
 Repurchase Fee of 0.125% , as further described in the relevant pricing supplement.
3. The intraday indicative value of the ETNs (the []IIV[]) is meant to approximate the intrinsic economic value of an ETN. The IIV calculation will be provided for reference purposes only. It is not intended as a price or quotation. The IIV will be based on the intraday indicative values of the
 Index, and may not be equal to the payment at maturity or upon early repurchase. It is possible that the maximum issuance limitation of 129,000,000 number of ETNs may cause the ETNs to trade at a significant premium in relation to the IIV. ETN investors should always consult their advisors before purchasing or selling the ETNs, particularly if the ETNs are trading at a premium over the IIV. Please see the relevant reopening pricing supplement for details.
4. Current yield equals the most recent coupon, with ex -dividend data on or before June 12, 2013, annualized and divided by the closing price of the ETN on
 June 12, 2013 and rounded to two decimal places for ease of presentation. The coupons are based on the cash distributions, if any, paid on the underlying
 MLPs, less the Accrued Tracking Fee. The coupons are variable and may be zero.
5. This number, in some cases, has been rounded for ease of presentation. As of
 June 12, 2013, the Market Capitalization of the ETNs was $5,815,205,000 which equals the closing price of the ETNs on June 12, 2013 multiplied by the number of ETNs issued as of June 12, 2013, including any ETNs held by an affiliate of
 JPMorgan Chase and Co.
6. As of June 12, 2013, the current maximum market capitalization of the ETNs was $5,930,130,000 which equals the maximum number of ETNs authorized for issuance of 129,000,000 multiplied by the closing price of the ETNs on June 12,
 2013.

June 13, 2013

The Alerian MLP Index

The Alerian MLP Index ("Index") is a market-cap weighted, float-adjusted index created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector. The Index components are selected by Alerian Capital Management, LLC ("Alerian").

Alerian is a registered investment advisor that exclusively manages portfolios focused on midstream energy MLPs.

Top 10 Index Components

Name	Ticker	Weight
Enterprise Products Partners LP	EPD	14.57%
Kinder Morgan Energy Partners LP	KMP	10.10%
Plains All American Pipeline LP	PAA	7.48%
Energy Transfer Equity LP	ETE	5.30%
Energy Transfer Partners LP	ETP	5.26%
Magellan Midstream Partners LP	MMP	5.06%
Kinder Morgan Management LLC	KMR	3.78%
MarkWest Energy Partners LP	MWE	3.44%
Linn Energy LLC	LINE	3.24%
ONEOK Partners LP	OKS	2.68%

Source: Alerian, as of June 12, 2013.

Historical Total Return Index Performance



300%
250%
200%
150%
100%
50%
0%
Alerian MLP TR Index
S&P 500 TR Index
S&P 500 Utilities TR Index
S&P GSCI Official Close TR Index
S&P/BGCantor Tbond TR Index
Dow Jones US REIT Index

Sources: Reuters, JPMorgan. As of June 12, 2013. Each of these indices was calculated based on a level for such index set equal to 100% on February 13, 2009. Historical performance of the Index is not indicative of future performance of the Index or the ETNs. Fluctuations in the Index may be more or less than that for the value of the ETNs. All returns displayed above reflect the index performance including dividends, and are calculated without deducting any applicable transaction fees. There is no guarantee that the Index or the ETNs will outperform any alternative investment strategy. Your payment at maturity or upon early repurchase of the ETNs, as more fully described in the relevant pricing supplement is based on the VWAP Level of the Alerian MLP Index which excludes dividends. The VWAP Level of the Index will most likely differ from its closing level.

Contact Details

Telephone: 800-576-3529
Website: www.jpmorganetns.com
Email: alerian_etn@jpmorgan.com

MLP Overview:

What are MLPs? Master Limited Partnerships ("MLPs") are limited partnerships that are publicly traded on a U.S. securities exchange. The majority of MLPs currently operate in the energy infrastructure industry, owning assets such as pipelines that transport crude oil, natural gas and other refined petroleum products. MLPs typically generate fee-based revenues, which tend not to be directly tied to changes in commodity prices.

Why invest in MLPs? MLPs provide relatively **low correlation** to a wide range of asset classes including equities and commodities and have produced **attractive historical yields** compared to other income-oriented investments.

Benefits of Investing in the ETNs

Exposure to a portfolio of energy MLPs through a single investment.

Income via quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Index, less fees.

No K-1 forms will be received by investors in the ETNs. The coupons are reported as ordinary income on Form 1099.

There is **no leverage** to the MLPs in the ETN performance .

What are the main risks in the ETNs?

The ETNs may result in a loss.

The ETNs are exposed to the credit risk of JPMorgan Chase & Co.

The ETNs may not have an active trading market and may not continue to be listed over their term.

The ETNs are subject to a maximum issuance limitation of 129,000,000 number of ETNs, which may cause the ETNs to trade at a premium to its IIV. Investors that pay a premium for the ETNs may incur a substantial loss if they sell the ETNs when some or all of the premium is no longer present.

The payment at maturity or upon early repurchase of the ETNs will be based on the VWAP Level of the Index and not on the closing level of the Index. The VWAP Level of the Index will most likely differ from the closing level of the Index or the IIV.

The coupon payments on the ETNs will be variable and may be zero. The Accrued Tracking Fee reduces the potential coupons and/or the payment at maturity or upon early repurchase.

The Issuer's obligation to repurchase the ETNs is on a weekly basis, and is subject to substantial minimum size restrictions.

You will not know how much you will receive upon early repurchase at the time that you elect we repurchase your ETNs.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the "Selected Risk Considerations" in the relevant pricing supplement.

Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, pricing supplement and term sheet if you so request by calling toll-free 800-576-3529.

Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-177923

To the extent there are any inconsistencies between this free writing prospectus and the relevant pricing supplement, the relevant pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Investment suitability must be determined individually for each investor. The financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the ETNs are uncertain.